DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary describes the material terms of the common stock Alexion Pharmaceuticals, Inc., which is listed on the Nasdaq Global Select Market under the symbol “ALXN”. This description of our common stock is qualified by reference to our certificate of incorporation, as amended, and our bylaws, both of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.
Authorized Capital Shares. Our certificate of incorporation, as amended, authorizes us to issue 290,000,000 shares of common stock, par value $0.0001 per share. The shares of common stock currently outstanding are fully paid and nonassessable.
Voting. Holders of our common stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. There is no cumulative voting.
Dividends and Other Distributions. Subject to any preferences that may apply to any shares of preferred stock outstanding at the time, holders of our common stock are entitled to share in an equal amount per share any dividends declared by our board of directors on the common stock and paid out of legally available assets.
Distribution on Dissolution. Subject to any preferential rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.
Other Rights. Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, and is not subject to any redemption or sinking fund provisions.
Anti-Takeover Provisions of our Certificate of Incorporation, Bylaws, and Delaware Law. Provisions in our certificate of incorporation, as amended, and bylaws may discourage certain types of transactions involving an actual or potential change of control of Alexion. Our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, the president, the secretary, or a majority of the board of directors, or upon the written request of stockholders who together own of record 25% of the outstanding stock of all classes entitled to vote at such meeting. Our bylaws also specify that the authorized number of directors may be changed only by resolution of the board of directors. Under our certificate of incorporation, our board of directors has the authority, without further action by stockholders, to designate up to five million shares of preferred stock in one or more series. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any class or series of preferred stock that may be issued in the future.
Because we are a Delaware corporation, the anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if the change in control may be beneficial to stockholders. We are subject to the provisions of Section 203 of the Delaware General Corporation Laws, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15.0% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.